BB 3/24

05040707

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44058

SEC MAIL RECEIVED PROCESSING MAR - 3 2005 WASH DC 173 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mitchell Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PO Box 31 213 Victor Herbert Rd
(No. and Street)

Lake Placid (City) NY (State) 12946 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas F Flynn 732-842-9450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins LLP
(Name – *if individual, state last, first, middle name*)

60 East 42nd St. (Address) New York (City) NY (State) 10165 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas S Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mitchell SEcurities Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

ANNETTE M. BEANE
Notary Public, State of New York
No. 4945364
Qualified in Essex County
Term Expires December 19, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. CASH Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Mitchell Securities, Inc.

We have audited the accompanying statements of financial condition of Mitchell Securities, Inc. as of December 31, 2004 and 2003, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mitchell Securities, Inc. as of December 31, 2004 and 2003, and the results of its operations, its changes in stockholder's equity, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

O'Connor Davies Munns & Dobbins, llp

O'Connor Davies Munns & Dobbins, LLP

February 19, 2005
New York, NY

MITCHELL SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
Cash and cash equivalents	$ 68,474	$25,503
Receivable - clearing broker	89,828	40,159
Equipment, net	-	6,212
Total assets	$158,302	$71,874

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
Liabilities:		
Accounts payable and accrued expenses	$ 27,226	$38,700
Stockholder's equity:		
Capital stock, ($1 par value, 1,000 shares authorized, 100 shares issued and outstanding)	$ 100	$ 100
Additional paid-in-capital	14,122	14,122
Retained earnings	116,854	18,952
Total stockholder's equity	$131,076	$33,174
Total liabilities and stockholder's equity	$158,302	$71,874

See the accompanying notes to financial statements.

MITCHELL SECURITIES, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Revenues:		
Commission income	$1,261,830	$502,483
Other income	13,689	868
Interest and dividend income	368	87
Total revenues	$1,275,887	$503,438
Expenses:		
Salaries and wages	$ 64,742	$ 39,850
Payroll taxes and employee benefits	12,478	9,177
Management fee	221,000	-
Clearance fees	333,534	75,534
Occupancy	14,400	23,304
Professional fees	22,181	21,600
Interest expense	-	243
Other expenses	66,180	106,981
Total expenses	$ 734,515	$276,689
Net income	$ 541,372	$226,749

See the accompanying notes to financial statements.

MITCHELL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2003	$100	$14,122	$ 43,184	$ 57,406
Shareholder distributions	-	-	(250,981)	(250,981)
Net income - 2003	-	-	226,749	226,749
Balance, December 31, 2003	$100	$14,122	$ 18,952	$ 33,174
Shareholder distributions	-	-	(443,470)	(443,470)
Net income - 2004	-	-	541,372	541,372
Balance, December 31, 2004	$100	$14,122	$116,854	$131,076

See the accompanying notes to financial statements.

MITCHELL SECURITIES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash Flows From Operating Activities		
Net income	$541,372	$226,749
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation	6,212	6,213
Net change in operating assets and liabilities:		
Fees receivable	(49,669)	(16,158)
Other assets	-	12,046
Accounts payable and accrued expenses	(11,474)	21,851
Net cash provided by operating activities	$486,441	$250,701
Cash Flows From Investing Activities		
Capital withdrawn by shareholder	($443,470)	($250,981)
Net cash used by investing activities	($443,470)	($250,981)
Increase (decrease) in cash	$ 42,971	($ 280)
Cash and cash equivalents, beginning of year	25,503	25,783
Cash and cash equivalents, end of year	$ 68,474	$ 25,503

See the accompanying notes to financial statements.

MITCHELL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Organization

The company is a registered broker-dealer, functioning as an introducing broker and has a standard agreement with its clearing broker. All securities transactions are introduced and cleared on a fully disclosed basis through the clearing broker. The company sells investment research services.

Securities Transactions

Securities transactions are recorded on a trade date basis, generally the third business day following the transaction date.

Income Taxes

The company has elected S corporation status for federal income tax purposes, whereby the corporate income or loss is reported on the personal return of the shareholder.

Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Equipment

Equipment is stated at cost. Depreciation is provided over the estimated useful lives of the assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

MITCHELL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

Note 1. Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk

The company's financial instruments that are potentially exposed to concentrations of credit risk consists primarily of cash, cash equivalents and accounts receivable. The company places its cash and cash equivalents with quality financial institutions. The company's accounts receivable consists of an amount due from their clearing broker. As a consequence, concentration of credit risk is limited.

Note 2. Equipment

A summary of equipment as of December 31, 2004 and 2003 is as follows:

	2004	2003
Computer equipment	$46,332	$46,332
Automobile	35,943	35,943
	$82,275	$82,275
Accumulated depreciation and amortization	(82,275)	(76,063)
	-	$ 6,212

Depreciation expense totaled $6,212 and $6,213 for the years ended December 31, 2004 and 2003, respectively.

Note 3. Commitments and Related Party Transactions

The company leases office space from a related party on a month to month basis. Total rental expense for the years ended December 31, 2004 and 2003 was $14,400 and $23,000, respectively.

Note 4. Net Capital Requirements

The company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, the company had net capital of $130,515 which was $125,515 in excess of its required net capital. The company's net capital ratio was .209 to 1.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2004

MITCHELL SECURITIES, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

AS OF DECEMBER 31, 2004

Net Capital

Total ownership equity from Statement of Financial Condition	$131,076
Net capital before haircuts on securities	$131,076
Haircuts on securities:	
Trading and investment securities:	
Exempted securities - broker money market fund	561
Net capital	$130,515

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 1,816
Minimum dollar net capital required	$ 5,000
Excess net capital	$125,515

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness liabilities	$ 27,226
Percent of aggregate indebtedness to net capital	20.9%

Reconciliation of Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1

There are no material differences between the above calculation and the calculation included in the company's unaudited FOCUS Report as of December 31, 2004.

Schedule II

MITCHELL SECURITIES, INC.

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2004

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

Schedule III

MITCHELL SECURITIES, INC.

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2004

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Mitchell Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Mitchell Securities, Inc. (the "Company"), for the year ended December 31, 2004, we considered its internal control structure, including control activities safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

Because of inherent limitations in internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Mitchell Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management. This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

O'Connor Davies Munns & Dobbins, LLP

February 19, 2005
New York, NY